Securities Act File No. 333-100654

Investment Company Act File No. 811-21237

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM N-1A REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 x

Pre-Effective Amendment No. ¨

Post-Effective Amendment No. 558 x

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940 x

Amendment No. 559 x

______________________

Unified Series Trust

(Exact Name of Registrant as Specified In Charter)

______________________

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (513) 587-3400

______________________

Elisabeth Dahl

Secretary

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

(Name and Address of Agent for Service)

______________________

Copies to:

Cassandra W. Borchers, Esq.

Thompson Hine LLP

312 Walnut Street, 20th Floor

Cincinnati, OH 45202

(513) 352-6632

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 558 to the Registration Statement on Form N-1A (File Nos. 333-100654 and 811-21237) of Unified Series Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 558 consists only of a facing page, this explanatory note, and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 558 does not modify any other part of the Registration Statement.

PART C. OTHER INFORMATION

Item 28.	Exhibits

(a)	Articles of Incorporation

	1.	Agreement and Declaration of Trust as filed with the State of Ohio on October 17, 2002 – Filed with Registrant’s initial registration statement on Form N-1A dated October 21, 2002 and incorporated herein by reference.

	2.	Amendment No. 45 to Agreement and Declaration of Trust as filed with the State of Ohio on August 5, 2022 – Filed herewith.

(b)	By-laws. Bylaws of the Registrant, as adopted on October 14, 2002 – Filed with Registrant’s initial registration statement on Form N-1A dated October 21, 2002 and incorporated herein by reference.

(c)	Instruments Defining Rights of Security Holders. None.

(d)	Investment Advisory Contracts.

1.	(a)	Registrant’s Amended and Restated Management Agreement with Crawford Investment Counsel, Inc. with regard to the Crawford Large Cap Dividend Fund – Filed with Registrant’s registration statement on Form N-1A dated May 2, 2011 and incorporated herein by reference.

	(b)	Registrant’s Amended and Restated Management Agreement with Crawford Investment Counsel, Inc. with regard to the Crawford Small Cap Dividend Fund – Filed with Registrant’s registration statement on Form N-1A dated April 29, 2021 and incorporated herein by reference.

	(c)	Amended and Restated Operating Expense Limitation Agreement with Crawford Investment Counsel, Inc. regarding fee waiver and expense reimbursement with respect to the Crawford Large Cap Dividend Fund, and the Crawford Small Cap Dividend Fund – Filed with Registrant’s registration statement on Form N-1A dated April 29, 2021 and incorporated herein by reference.

2.	(a)	Registrant’s Management Agreement with Crawford Investment Counsel, Inc. with regard to the Crawford Multi-Asset Income Fund – Filed with Registrant’s registration statement on Form N-1A dated April 29, 2021 and incorporated herein by reference.

	(b)	Operating Expense Limitation Agreement with Crawford Investment Counsel, Inc. regarding fee waiver and expense reimbursement with respect to the Crawford Multi-Asset Income Fund - Filed with Registrant’s registration statement on Form N-1A dated April 29, 2021 and incorporated herein by reference.

3.	(a)	Registrant’s Management Agreement with Channel Investment Partners LLC with regard to the Channel Short Duration Income Fund dated August 1, 2020 – Filed with Registrant’s registration statement on Form N-1A dated January 27, 2021 and incorporated herein by reference.

	(b)	Assignment and Assumption Agreement among Financial Counselors, Inc., Channel Investment Partners LLC and Unified Series Trust regarding fee waiver and expense reimbursement with respect to the Channel Short Duration Income Fund – Filed with Registrant’s registration statement on Form N-1A dated January 27, 2021 and incorporated herein by reference.

	(c)	Operating Expense Limitation Agreement with Channel Investment Partners LLC regarding fee waiver and expense reimbursement with respect to the Channel Short Duration Income Fund – Filed with Registrant’s registration statement on Form N-1A dated January 27, 2021 and incorporated herein by reference.

4.	(a)	Registrant’s Amended and Restated Management Agreement with Pekin Hardy Strauss, Inc. with regard to Appleseed Fund – Filed with Registrant’s registration statement on Form N-1A dated January 28, 2015 and incorporated herein by reference.

	(b)	Operating Expense Limitation Agreement with Pekin Hardy Strauss, Inc. regarding fee waiver and expense reimbursement with respect to the Appleseed Fund - Filed with Registrant’s registration statement on Form N-1A dated January 27, 2021 and incorporated herein by reference.

5.	(a)	Registrant’s Amended and Restated Management Agreement with Dean Investment Associates, LLC with regard to the Dean Mid Cap Value Fund – Filed with Registrant’s registration statement on Form N-1A dated July 28, 2021 and incorporated herein by reference.

	(b)	Registrant’s Management Agreement with Dean Investment Associates, LLC with regard to the Dean Small Cap Value Fund – Filed with Registrant’s registration statement on Form N-1A dated July 28, 2021 and incorporated herein by reference.

	(c)	Amended and Restated Operating Expense Limitation Agreement with Dean Investment Associates, LLC regarding fee waiver and expense reimbursement with respect to the Dean Mid Cap Value Fund and Dean Small Cap Value Fund – Filed with Registrant’s registration statement on Form N-1A dated July 28, 2021 and incorporated herein by reference.

6.	(a)	Registrant’s Management Agreement with Dean Investment Associates, LLC with regard to the Dean Equity Income Fund – Filed with Registrant’s registration statement on Form N-1A dated November 18, 2022 and incorporated herein by reference.

	(b)	Operating Expense Limitation Agreement with Dean Investment Associates, LLC regarding fee waiver and expense reimbursement with respect to the Dean Equity Income Fund – Filed with Registrant’s registration statement on Form N-1A dated November 18, 2022 and incorporated herein by reference.

7.	(a)	Investment Subadvisory Agreement between Dean Investment Associates, LLC and Dean Capital Management, LLC with regard to the Dean Mid Cap Value Fund and Dean Small Cap Value Fund – Filed with Registrant’s registration statement on Form N-1A dated July 28, 2021 and incorporated herein by reference.

	(b)	First Addendum to Investment Subadvisory Agreement between Dean Investment Associates, LLC and Dean Capital Management, LLC with regard to the Dean Mid Cap Value Fund and Dean Small Cap Value Fund – Filed with Registrant’s registration statement on Form N-1A dated July 28, 2021 and incorporated herein by reference.

	(c)	Second Addendum to Investment Subadvisory Agreement between Dean Investment Associates, LLC and Dean Capital Management, LLC with regard to the Dean Equity Income Fund – Filed with Registrant’s registration statement on Form N-1A dated November 18, 2022 and incorporated herein by reference.

8.	Registrant’s Management Agreement with SBAuer Funds, LLC with regard to the Auer Growth Fund – Filed with Registrant’s registration statement on Form N-1A dated March 29, 2021.

9.	(a)	Registrant’s Management Agreement with Fisher Asset Management, LLC with regard to the Tactical Multi-Purpose Fund – Filed with Registrant’s registration statement on Form N-1A dated November 29, 2021 and incorporated herein by reference.

	(b)	Amended and Restated Operating Expense Limitation Agreement with Fisher Asset Management, LLC regarding fee waiver and expense reimbursement with respect to the Tactical Multi-Purpose Fund – Filed with Registrant’s registration statement on Form N-1A dated November 29, 2021 and incorporated herein by reference.

10.	(a)	Registrant’s Management Agreement with Silk Invest Limited with regard to the Silk Invest New Horizons Frontier Fund – Filed with Registrant’s registration statement on Form N-1A dated October 27, 2021 and incorporated herein by reference.

	(b)	Amendment to Registrant’s Management Agreement with Silk Invest Limited with regard to the Silk Invest New Horizons Frontier Fund – Filed with Registrant’s registration statement on Form N-1A dated October 27, 2021 and incorporated herein by reference.

	(c)	Amended and Restated Operating Expense Limitation Agreement with Silk Invest Limited with regard to the Silk Invest New Horizons Frontier Fund - Filed with Registrant’s registration statement on Form N-1A dated October 27, 2021 and incorporated herein by reference.

11.	(a)	Registrant’s Management Agreement with Fisher Asset Management, LLC with regard to the Fisher Investments Institutional Group All Foreign Equity Environmental and Social Values Fund – Filed with Registrant’s registration statement on Form N-1A dated December 28, 2021 and incorporated herein by reference.

	(b)	Amended and Restated Operating Expense Limitation Agreement with Fisher Asset Management, LLC regarding Fisher Investments Institutional Group All Foreign Equity Environmental and Social Values Fund – Filed with Registrant’s registration statement on Form N-1A dated December 28, 2022 and incorporated herein by reference.

12.	(a)	Registrant’s Management Agreement with Fisher Asset Management, LLC with regard to the Fisher Investments Institutional Group U.S. Large Cap Equity Environmental and Social Values Fund – Filed with Registrant’s registration statement on Form N-1A dated December 28, 2021 and incorporated herein by reference.

	(b)	Amended and Restated Operating Expense Limitation Agreement with Fisher Asset Management, LLC regarding Fisher Investments Institutional Group U.S. Large Cap Equity Environmental and Social Values Fund – Filed with Registrant’s registration statement on Form N-1A dated December 28, 2022 and incorporated herein by reference.

13.	(a)	Registrant’s Management Agreement with Fisher Asset Management, LLC with regard to the Fisher Investments Institutional Group U.S. Small Cap Equity Fund – Filed with Registrant’s registration statement on Form N-1A dated December 28, 2021 and incorporated herein by reference.

	(b)	Amended and Restated Operating Expense Limitation Agreement with Fisher Asset Management, LLC regarding Fisher Investments Institutional Group U.S. Small Cap Equity Fund – Filed with Registrant’s registration statement on Form N-1A dated December 28, 2022 and incorporated herein by reference.

14.	Registrant’s Management Agreement with Fisher Asset Management, LLC with regard to the Fisher Investments Institutional Group Stock Fund for Retirement Plans, the Fisher Investments Institutional Group ESG Stock Fund for Retirement Plans, the Fisher Investments Institutional Group Fixed Income Fund for Retirement Plans, and the Fisher Investments Institutional Group ESG Fixed Income Fund for Retirement Plans – Filed with Registrant’s registration statement on Form N-1A dated December 28, 2021 and incorporated herein by reference.

15.	(a)	Registrant’s Management Agreement with Standpoint Asset Management, LLC with regard to the Standpoint Multi-Asset Fund – Filed with Registrant’s registration statement on Form N-1A dated February 26, 2021 and incorporated herein by reference.

(b)	Operating Expense Limitation Agreement with Standpoint Asset Management, LLC regarding Standpoint Multi-Asset Fund – Filed with Registrant’s registration statement on Form N-1A dated February 26, 2021 and incorporated herein by reference.

	(c)	Investment Advisory Agreement between Standpoint Asset Management, LLC and Standpoint Multi-Asset (Cayman) Fund, Ltd. – Filed with Registrant’s registration statement on Form N-1A dated February 26, 2021 and incorporated herein by reference.

16.	(a)	Registrant’s Management Agreement with Absolute Investment Advisers LLC with regard to the Absolute Select Value ETF – Filed with Registrant’s registration statement on Form N-1A dated July 28, 2021 and incorporated herein by reference.

	(b)	Amended and Restated Operating Expense Limitation Agreement with Absolute Investment Advisers LLC with regard to the Absolute Select Value ETF – Filed with Registrant’s registration statement on Form N-1A dated July 28, 2021 and incorporated herein by reference.

17.	Subadvisory Agreement between Absolute Investment Advisers LLC and St. James Investment Company, LLC with regard to the Absolute Select Value ETF – Filed with Registrant’s registration statement on Form N-1A dated July 28, 2021 and incorporated herein by reference.

18.	(a)	Registrant’s Management Agreement with Ballast Asset Management, LP with regard to the Ballast Small/Mid Cap ETF – Filed with Registrant’s registration statement on Form N-1A dated November 20, 2020 and incorporated herein by reference.

	(b)	Operating Expense Limitation Agreement with Ballast Asset Management, LP with regard to the Ballast Small/Mid Cap ETF – Filed with Registrant’s registration statement on Form N-1A dated November 20, 2020 and incorporated herein by reference.

19.	(a)	Registrant’s Management Agreement with OneAscent Investment Solutions, LLC with regard to the OneAscent Large Cap Core ETF – Filed with Registrant’s registration statement on Form N-1A dated November 5, 2021 and incorporated herein by reference.

	(b)	Operating Expense Limitation Agreement with OneAscent Investment Solutions, LLC with regard to the OneAscent Large Cap Core ETF – Filed with Registrant’s registration statement on Form N-1A dated November 5, 2021 and incorporated herein by reference.

	(c)	Registrant’s Management Agreement with OneAscent Investment Solutions, LLC with regard to the OneAscent Core Plus Bond ETF – Filed with Registrant’s registration statement on Form N-1A dated March 14, 2022 and incorporated herein by reference.

	(d)	Operating Expense Limitation Agreement with OneAscent Investment Solutions, LLC with regard to the OneAscent Core Plus Bond ETF – Filed with Registrant’s registration statement on Form N-1A dated March 14, 2022 and incorporated herein by reference.

	(e)	Sub-advisory agreement between OneAscent Investment Solutions, LLC and Teachers Advisors, LLC with regard to the OneAscent Core Plus Bond ETF – Filed with Registrant’s registration statement on Form N-1A dated March 14, 2022 and incorporated herein by reference.

	(f)	Registrant’s Management Agreement with OneAscent Investment Solutions, LLC with regard to the OneAscent International Equity ETF – Filed with Registrant’s registration statement on Form N-1A dated August 15, 2022 and incorporated herein by reference.

	(g)	Registrant’s Management Agreement with OneAscent Investment Solutions, LLC with regard to the OneAscent Emerging Markets ETF – Filed with Registrant’s registration statement on Form N-1A dated August 15, 2022 and incorporated herein by reference.

	(h)	Operating Expense Limitation Agreement with OneAscent Investment Solutions, LLC with regard to the OneAscent International Equity ETF and the OneAscent Emerging Markets ETF – Filed with Registrant’s registration statement on Form N-1A dated August 15, 2022 and incorporated herein by reference.

20.	(a)	Registrant’s Management Agreement with AlphaTrAI Funds, Inc. with regard to the NightShares 500 ETF – Filed with Registrant’s registration statement on Form N-1A dated May 17, 2022 and incorporated herein by reference.

	(b)	Amendment to Management Agreement with AlphaTrAI Funds, Inc. with regard to the NightShares 500 ETF – Filed with Registrant’s registration statement on Form N-1A dated May 17, 2022 and incorporated herein by reference.

	(c)	Registrant’s Management Agreement with AlphaTrAI Funds, Inc. with regard to the NightShares 100 ETF – Filed with Registrant’s registration statement on Form N-1A dated May 17, 2022 and incorporated herein by reference.

	(d)	Amendment to Management Agreement with AlphaTrAI Funds, Inc. with regard to the NightShares 100 ETF – Filed with Registrant’s registration statement on Form N-1A dated May 17, 2022 and incorporated herein by reference.

	(e)	Registrant’s Management Agreement with AlphaTrAI Funds, Inc. with regard to the NightShares 2000 ETF – Filed with Registrant’s registration statement on Form N-1A dated May 17, 2022 and incorporated herein by reference.

	(f)	Amendment to Management Agreement with AlphaTrAI Funds, Inc. with regard to the NightShares 2000 ETF – Filed with Registrant’s registration statement on Form N-1A dated May 17, 2022 and incorporated herein by reference.

	(g)	Sub-advisory agreement between AlphaTrAI Funds, Inc. and Exchange Traded Concepts, LLC – Filed with Registrant’s registration statement on Form N-1A dated May 17, 2022 and incorporated herein by reference.

	(h)	Amendment to sub-advisory agreement between AlphaTrAI Funds, Inc. and Exchange Traded Concepts, LLC – Filed with Registrant’s registration statement on Form N-1A dated August 12, 2022 and incorporated herein by reference.

(i)	Registrant’s Management Agreement with AlphaTrAI Funds, Inc. with regard to the NightShares 500 1x/1.5x ETF – Filed with Registrant’s registration statement on Form N-1A dated August 12, 2022 and incorporated herein by reference.

(j)	Registrant’s Management Agreement with AlphaTrAI Funds, Inc. with regard to the NightShares 100 1x/1.5x ETF – Filed with Registrant’s registration statement on Form N-1A dated August 12, 2022 and incorporated herein by reference.

(k)	Registrant’s Management Agreement with AlphaTrAI Funds, Inc. with regard to the NightShares 500 Covered Call ETF – Filed with Registrant’s registration statement on Form N-1A dated August 12, 2022 and incorporated herein by reference.

(l)	Registrant’s Operating Expense Limitation Agreement with AlphaTrAI Funds, Inc. with regard to the NightShares 500 1x/1.5x ETF and the NightShares 100 1x/1.5x ETF – Filed with Registrant’s registration statement on Form N-1A dated October 25, 2022 and incorporated herein by reference.

(e)	Underwriting Contracts.

1.	(a)	Distribution Agreement between Registrant and Ultimus Fund Distributors, LLC dated February 1, 2019 – Filed with Registrant’s registration statement on Form N-1A dated February 26, 2021 and incorporated herein by reference.

	(b)	Amendment to Distribution Agreement between Registrant and Ultimus Fund Distributors, LLC – Filed with Registrant’s registration statement on Form N-1A dated February 24, 2022 and incorporated herein by reference.

2.	(a)	Distribution Agreement between Registrant and Northern Lights Distributors, LLC – Filed with Registrant’s registration statement on Form N-1A dated February 26, 2021 and incorporated herein by reference.

	(b)	Supplemental Schedule B to Distribution Agreement between Registrant and Northern Lights Distributors, LLC – Filed with Registrant’s registration statement on Form N-1A dated February 26, 2021 and incorporated herein by reference.

	(c)	Supplemental Schedule B to Distribution Agreement between Registrant and Northern Lights Distributors, LLC for the OneAscent ETFs – Filed with Registrant’s registration statement on Form N-1A dated August 15, 2022 and incorporated herein by reference.

	(d)	Supplemental Schedule B to Distribution Agreement between Registrant and Northern Lights Distributors, LLC for the NightShares ETFs – Filed with Registrant’s registration statement on Form N-1A dated May 17, 2022 and incorporated herein by reference.

3.	(a)	Distribution Agreement between Registrant and Ultimus Fund Distributors, LLC dated December 31, 2019 – Filed with Registrant’s registration statement on Form N-1A dated February 26, 2021 and incorporated herein by reference.

	(b)	Amendment to Distribution Agreement between Registrant and Ultimus Fund Distributors, LLC dated December 31, 2019 – Filed with Registrant’s registration statement on Form N-1A dated November 18, 2022 and incorporated herein by reference.

(f)	Bonus or Profit Sharing Contracts. None.

(g)	Custodian Agreements.

	1.	Registrant’s Custodian Agreement with Huntington National Bank dated October 15, 2010 – Filed with Registrant’s registration statement on Form N-1A dated July 28, 2021 and incorporated herein by reference.

	2.	Registrant’s Custodian Agreement with U.S. Bank, N.A. dated September 23, 2005 – Filed with Registrant’s registration statement on Form N-1A dated July 28, 2021 and incorporated herein by reference.

3.	(a)	Registrant’s Custodian and Transfer Agent Agreement with Brown Brothers Harriman & Co. – Filed with Registrant’s registration statement on Form N-1A dated February 26, 2021 and incorporated herein by reference.

	(b)	Fifth Amendment to Custodian and Transfer Agent Agreement with Brown Brothers Harriman & Co. reflecting current schedule of ETFs – Filed with Registrant’s registration statement on Form N-1A dated August 12, 2022 and incorporated herein by reference.

4.	(a)	Registrant’s Custodian Agreement with MUFG Union Bank, N.A. – Filed with Registrant’s registration statement on Form N-1A dated February 26, 2021.

	(b)	U.S. Bank National Association Acknowledgement of Assumption of Custodial Duties – Filed with Registrant’s registration statement on Form N-1A dated October 27, 2021 and incorporated herein by reference.

5.	Registrant’s Custodian Agreement with Fifth Third Bank, National Association – Filed with Registrant’s registration statement on Form N-1A dated November 9, 2021 and incorporated herein by reference.

(h)	Other Material Contracts.

	1.	Amended and Restated Consulting Agreement between Registrant and Northern Lights Compliance Services, LLC – Filed with Registrant’s registration statement on Form N-1A dated August 24, 2021 and incorporated herein by reference.

	2.	(a)	Registrant’s Investor Class Administrative Services Plan for the Appleseed Fund – Filed with Registrant’s registration statement on Form N-1A dated January 27, 2017 and incorporated herein by reference.

	(b)	Side Letter Agreement with Pekin Hardy Strauss, Inc. regarding agreement to waive receipt of payments under the administrative services plan relating to the Fund’s Investor Class until January 31, 2024 – Filed with Registrant’s registration statement on Form N-1A dated January 27, 2023 and incorporated herein by reference.

3.	(a)	Master Services Agreement between Registrant and Ultimus Fund Solutions, LLC – Filed herewith. Redacted proprietary.

(b)	Amendment to Master Services Agreement between Registrant and Ultimus Fund Solutions, LLC (N-CEN N-PORT) – Filed herewith.

(c)	Amendment to Master Services Agreement between Registrant and Ultimus Fund Solutions, LLC (LRMP) – Filed herewith.

(d)	Amendment to Master Services Agreement between Registrant and Ultimus Fund Solutions, LLC (ETF Accounting) – Filed herewith.

(e)	Amendment to Master Services Agreement between Registrant and Ultimus Fund Solutions, LLC (ETF Administration) – Filed herewith.

(f)	Amendment to Master Services Agreement between Registrant and Ultimus Fund Solutions, LLC (Derivatives) – Filed herewith. Redacted proprietary.

4.	Form of Authorized Participant Agreement for ETFs – Filed with Registrant’s registration statement on Form N-1A dated November 20, 2020 and incorporated herein by reference.

5.	(a)	Registrant’s Amended and Restated Loan Agreement with U.S. Bank National Association for Silk Invest New Horizons Frontier Fund – Filed with Registrant’s registration statement on Form N-1A dated December 3, 2021 and incorporated herein by reference.

	(b)	First Amendment to Amended and Restated Loan Agreement with U.S. Bank National Association for Silk Invest New Horizons Frontier Fund – Filed with Registrant’s registration statement on Form N-1A dated October 27, 2022 and incorporated herein by reference.

6.	Registrant’s Investment Agreement with Pekin Hardy Strauss, Inc. and Simplify Exchange Traded Funds for Appleseed Fund – Filed with Registrant’s registration statement on Form N-1A dated December 3, 2021 and incorporated herein by reference.

7.	Registrant’s Investment Agreement with 360 Funds for Ballast Small/Mid Cap ETF – Filed with Registrant’s registration statement on Form N-1A dated December 3, 2021 and incorporated herein by reference.

	8.	Registrant’s Investment Agreement with BondBloxx ETF Trust for NightShares ETFs – Filed herewith.

(i)	Legal Opinion and Consent.

	1.	Legal opinion and consent – The Legal Opinion of Thompson Hine was filed with Registrant’s registration statement on Form N-1A dated November 18, 2022 and incorporated herein by reference. The Consent of Thompson Hine is not applicable.

(j)	Other Opinions. Consent of Independent Registered Public Accounting Firm – Not applicable.

(k)	Omitted Financial Statements. None.

(l)	Initial Capital Agreements. Letter of Investment Intent from Unified Fund Services, Inc., dated December 30, 2002 – Filed with Registrant’s registration statement on Form N-1A dated December 31, 2002 and incorporated herein by reference.

(m)	Rule 12b-1 Plans.

	1.	Revised Rule 12b-1 Distribution Plan for Crawford Large Cap Dividend Fund – Filed with Registrant’s registration statement on Form N-1A dated May 2, 2011 and incorporated herein by reference.

2.	Rule 12b-1 Distribution Plan for Channel Short Duration Income Fund – Filed with Registrant’s registration statement on Form N-1A dated August 30, 2005 and incorporated herein by reference.

3.	Rule 12b-1 Distribution Plan with respect to the Appleseed Fund – Filed with Registrant’s registration statement on Form N-1A dated October 2, 2006 and incorporated herein by reference.

4.	Rule 12b-1 Distribution Plan with respect to the Auer Growth Fund – Filed with Registrant’s registration statement on Form N-1A dated December 21, 2007 and incorporated herein by reference.

5.	Rule 12b-1 Distribution Plan with respect to the Investor Class Shares of the Standpoint Multi-Asset Fund – Filed with Registrant’s registration statement on Form N-1A dated October 28, 2019 and incorporated herein by reference.

(n)	Rule 18f-3 Plans.

	1.	Amended and Restated Rule 18f-3 Plan for Crawford Large Cap Dividend Fund, and Crawford Small Cap Dividend Fund - Filed with Registrant’s registration statement on Form N-1A dated April 28, 2015 and incorporated herein by reference.

	2.	Rule 18f-3 Plan for the Appleseed Fund –Filed with Registrant’s registration statement on Form N-1A dated January 28, 2011 and incorporated herein by reference.

	3.	Rule 18f-3 Plan for Standpoint Multi-Asset Fund – Filed with Registrant’s registration statement on Form N-1A dated October 28, 2019 and incorporated herein by reference.

(o)	Reserved.

(p)	Codes of Ethics.

	1.	Registrant’s Code of Ethics – Filed with Registrant’s registration statement on Form N-1A on March 29, 2018 and incorporated herein by reference.

	2.	Code of Ethics for Senior Executive Officers – Filed with Registrant’s registration statement on Form N-1A dated November 29, 2021 and incorporated herein by reference.

3.	Code of Ethics adopted by Ultimus Fund Distributors, LLC and Northern Lights Distributors, LLC, as distributors to Registrant – Filed with Registrant’s registration statement on Form N-1A dated April 29, 2021 and incorporated herein by reference.

4.	Dean Investment Associates, LLC and Dean Financial Services, LLC Code of Ethics and Insider Trading Policy - Filed with Registrant’s registration statement on Form N-1A dated December 3, 2021 and incorporated herein by reference.

5.	Dean Capital Management, LLC Code of Ethics – Filed with Registrant’s registration statement on Form N-1A dated December 3, 2021 and incorporated herein by reference.

6.	Silk Invest Limited Code of Ethics - Filed herewith.

7.	Fisher Asset Management, LLC Code of Ethics - Filed with Registrant’s registration statement on Form N-1A dated December 28, 2022 and incorporated herein by reference.

8.	Pekin Hardy Strauss, Inc. Code of Ethics - Filed with Registrant’s registration statement on Form N-1A dated January 27, 2021 and incorporated herein by reference.

9.	Channel Investment Partners LLC Code of Ethics - Filed with Registrant’s registration statement on Form N-1A dated July 31, 2020 and incorporated herein by reference.

10.	SBAuer Funds, LLC Code of Ethics – Filed with Registrant’s registration statement on Form N-1A dated March 29, 2021 and incorporated herein by reference.

11.	Crawford Investment Counsel, Inc. Code of Ethics – Filed with Registrant’s registration statement on Form N-1A dated April 26, 2019 and incorporated herein by reference.

12.	Standpoint Asset Management, LLC Code of Ethics – Filed with Registrant’s registration statement on Form N-1A dated February 26, 2021 and incorporated herein by reference.

13.	Absolute Investment Advisers LLC Code of Ethics – Filed with Registrant’s registration statement on Form N-1A dated December 20, 2019 and incorporated herein by reference.

14.	St. James Investment Company, LLC Code of Ethics – Filed herewith.

15.	Ballast Asset Management, LP Code of Ethics – Filed with Registrant’s registration statement on Form N-1A dated November 20, 2020 and incorporated herein by reference.

16.	OneAscent Investment Solutions, LLC Code of Ethics – Filed with Registrant’s registration statement on Form N-1A dated November 5, 2021 and incorporated herein by reference.

17.	Teachers Advisors, LLC Code of Ethics – Filed with Registrant’s registration statement on Form N-1A dated March 14, 2022 and incorporated herein by reference.

18.	AlphaTrAI Funds, Inc. Code of Ethics – Filed with Registrant’s registration statement on Form N-1A dated May 17, 2022 and incorporated herein by reference.

19.	Exchange Traded Concepts, LLC Code of Ethics – Filed herewith.

(q)	Proxy Voting Policies.

	1.	Registrant’s Revised Proxy Voting Policy – Filed with Registrant’s registration statement on Form N-1A dated July 1, 2011 and incorporated herein by reference.

2.	Proxy Voting Policy and Procedures adopted by Crawford Investment Counsel, Inc. – Filed with Registrant’s registration statement on Form N-1A dated December 29, 2003 and incorporated herein by reference.

3.	Proxy Voting Policy and Procedures adopted by Channel Investment Partners LLC – Filed with Registrant’s registration statement on Form N-1A dated July 31, 2020 and incorporated herein by reference.

4.	Proxy Voting Policy and Procedures adopted by Pekin Hardy Strauss, Inc. as adviser to Appleseed Fund – Filed with Registrant’s registration statement on Form N-1A dated October 2, 2006 and incorporated herein by reference.

5.	Proxy Voting Policy and Procedures adopted by Dean Investment Associates, LLC as adviser to the Dean Funds – Filed with Registrant’s registration statement on Form N-1A dated March 7, 2007 and incorporated herein by reference.

6.	Proxy Voting Policy and Procedures adopted by SBAuer Funds, LLC as adviser to the Auer Growth Fund – Filed with Registrant’s registration statement on Form N-1A dated December 21, 2007 and incorporated herein by reference.

7.	Proxy Voting Policy adopted by Fisher Asset Management, LLC as adviser to the Tactical Multi-Purpose Fund and each of the Fisher Investments Institutional Group Funds – Filed with Registrant’s registration statement on Form N-1A dated December 27, 2018 and incorporated herein by reference.

8.	Proxy Voting Policy adopted by Silk Invest Limited as adviser to Silk Invest New Horizons Frontier Fund - Filed with Registrant’s registration statement on Form N-1A dated February 23, 2018 and incorporated herein by reference.

9.	Proxy Voting Policy adopted by Standpoint Asset Management, LLC as adviser to Standpoint Multi-Asset Fund – Filed with Registrant’s registration statement on Form N-1A dated October 28, 2019 and incorporated herein by reference.

10.	Proxy Voting Policy adopted by Absolute Investment Advisers, LLC as adviser to Absolute Select Value ETF – Filed with Registrant’s registration statement on Form N-1A dated December 20, 2019 and incorporated herein by reference.

11.	Proxy Voting Policy adopted by Ballast Asset Management, LP as adviser to the Ballast Small/Mid Cap ETF – Filed with Registrant’s registration statement on Form N-1A dated November 20, 2020 and incorporated herein by reference.

12.	Proxy Voting Policy adopted by OneAscent Investment Solutions, LLC as adviser to OneAscent Large Cap Core ETF, the OneAscent Core Plus Bond ETF, the OneAscent International Equity ETF and the OneAscent Emerging Markets ETF – Filed with Registrant’s registration statement on Form N-1A dated August 24, 2021 and incorporated herein by reference.

13.	Proxy Voting Policy adopted by Exchange Traded Concepts, LLC as sub-adviser to each of the NightShares ETFs – Filed with Registrant’s registration statement on Form N-1A dated May 17, 2022 and incorporated herein by reference.

14.	Proxy Voting Policy adopted by Dean Capital Management, LLC as sub-adviser to each of the Dean Funds – Filed with Registrant’s registration statement on Form N-1A dated November 18, 2022 and incorporated herein by reference.

Item 29.	Persons Controlled by or Under Common Control with Registrant

The Dean Funds’ investment adviser, Dean Investment Associates LLC, is wholly owned by C.H. Dean, LLC, which is wholly owned by The C.H. Dean Companies, LLC. The Funds’ sub-adviser, Dean Capital Management, LLC, is controlled, by virtue of a 30% ownership in the sub-adviser, by C.H. Dean LLC. Dennis Dean and Terence Dean are deemed to control The C.H. Dean Companies, LLC and its wholly owned subsidiary, C.H. Dean, LLC by virtue of their controlling ownership interest in the companies. As of June 30, 2022, The C.H. Dean Companies, LLC owned 4.85%, Dennis Dean beneficially owned 6.02% and Terence Dean beneficially owned 7.72% of the Dean Mid Cap Fund. As a result, the Dean Mid Cap Fund may be deemed to be under common control with its investment adviser and sub-adviser. Each of the above-named companies is organized under the laws of Ohio.

Fisher Asset Management, LLC, d/b/a Fisher Investments is a wholly-owned subsidiary of the holding company Fisher Investments, Inc. Mr. Fisher is the founder, Chairman, and Co-Chief Investment Officer of the Adviser, and is the majority shareholder of Fisher Investments, Inc. As such, he controls the Adviser. As of December 28, 2022 the Adviser owned 100% of the shares of the Tactical Multi-Purpose Fund, and it is anticipated that substantially all of the shares of the Fund will be owned either by the Adviser or by clients of the Adviser as to whose accounts the Adviser has discretionary investment and voting authority. As a result, the Tactical Multi-Purpose Fund may be deemed to be under common control with its investment adviser. As of December 28, 2022 the Adviser owned 100% of the shares of the Fisher Investments Institutional Group Stock Fund for Retirement Plans, the Fisher Investments Institutional Group ESG Stock Fund for Retirement Plans, the Fisher Investments Institutional Group Fixed Income Fund for Retirement Plans, the Fisher Investments Institutional Group ESG Fixed Income Fund for Retirement Plans, the Fisher Investments Institutional Group All Foreign Equity Environmental and Social Values Fund, the Fisher Investments Institutional Group U.S. Large Cap Equity Environmental and Social Values Fund, and the Fisher Investments Institutional Group U.S. Small Cap Equity Fund. As a result, each of these Funds may be deemed to be under common control with its investment adviser. Fisher Asset Management, LLC is organized under the laws of Delaware and Fisher Investments, Inc. is organized under the laws of California.

Mr. John H. Crawford, III, Mr. John H. Crawford, IV, and Mr. David B. Crawford each own more than 25% of the Crawford Funds’ investment adviser, Crawford Investment Counsel, Inc. As such, they control the Adviser. As of March 31, 2022, more than 25% of the shares of the Funds were owned either by the Adviser or by clients of the Adviser as to whose accounts the Adviser has discretionary investment and voting authority and it is anticipated that this will be the case in the future. As a result, the Crawford Large Cap Dividend Fund, the Crawford Small Cap Dividend Fund, and the Crawford Multi-Asset Income Fund may be deemed to be under common control with Crawford Investment Counsel, Inc., which is organized under the laws of Georgia.

Mr. Robert C. Auer owns 70% of the Auer Growth Fund’s investment adviser, SBAuer Funds, LLC, and, as of February 28, 2022, owned 15.24% of Auer Growth Fund (the “Auer Fund”). As a result, the Auer Fund may be deemed to be under common control with SBAuer Funds, LLC, which is organized under the laws of Indiana.

Item 30.	Indemnification.

Article VI, Section 6.4 of the Declaration of Trust of Unified Series Trust, an Ohio business trust, provides that:

Indemnification of Trustees, Officers, etc. Subject to and except as otherwise provided in the Securities Act of 1933, as amended, and the 1940 Act, the Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, and except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.

The Distribution Agreement with Ultimus Fund Distributors, LLC provides that the Trust, on behalf of each Fund, agrees to indemnify and hold harmless Distributor and each person who has been, is, or may hereafter be a director, officer, employee, shareholder or control person of Distributor against any loss, damage or expense (including the reasonable costs of investigation and reasonable attorneys’ fees) reasonably incurred by any of them in connection with the matters to which the Agreement relates, except a loss resulting from the failure of Distributor or any such other person to comply with applicable law or the terms of this Agreement, or from willful misfeasance, bad faith or negligence, including clerical errors and mechanical failures, on the part of any of such persons in the performance of Distributor’s duties or from the reckless disregard by any of such persons of Distributor’s obligations and duties under this Agreement, for all of which exceptions Distributor shall be liable to the Trust.

The Distribution Agreement with Ultimus Fund Distributors, LLC further provides that the Distributor agrees to indemnify and hold harmless the Trust and each person who has been, is, or may hereafter be a Trustee, officer, employee, shareholder or control person of the Trust against any loss, damage or expense (including the reasonable costs of investigation and reasonable attorneys’ fees) reasonably incurred by any of them in connection with any claim or in connection with any action, suit or proceeding to which any of them may be a party, which arises out of or is alleged to arise out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact, or the omission or alleged omission to state a material fact necessary to make the statements not misleading, on the part of Distributor or any agent or employee of Distributor or any other person for whose acts Distributor is responsible, unless such statement or omission was made in reliance upon written information furnished by the Trust; (ii) Distributor’s failure to exercise reasonable care and diligence with respect to its services, if any, rendered in connection with investment, reinvestment, automatic withdrawal and other plans for Shares; and (iii) Distributor’s failure to comply with applicable laws and the Rules of FINRA.

The Distribution Agreement with Northern Lights Distributors, LLC provides that the Trust agrees to indemnify and hold harmless the Distributor and each of its managers and officers and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages, or expense and reasonable counsel fees and disbursements incurred in connection therewith), arising by reason of any person acquiring any Shares or Creation Units, based upon (i) the ground that the registration statement, prospectus, shareholder reports or other information filed or made public by the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated or necessary in order to make the statements made not misleading, (ii) the Trust’s failure to maintain an effective registration statement and prospectus with respect to Shares of the Fund that are the subject of the claim or demand, (iii) the Trust’s failure to properly register Fund Shares under applicable state laws, (iv) instructions given by the Trust, the Trust’s failure to perform its duties hereunder or any inaccuracy of its representations, (v) any claim brought under Section 11 of the 1933 Act, or (vi) all actions taken by Distributor hereunder resulting from Distributor’s reliance on instructions received from an officer, agent or approved service provider of the Trust.

The Distribution Agreement with Northern Lights Distributors, LLC further provides that the Distributor covenants and agrees that it will indemnify and hold harmless the Trust and each of its Trustees and officers and each person, if any, who controls the Trust within the meaning of Section 15 of the 1933 Act, against any loss, liability, damages, claim or expense (including the reasonable cost of investigating or defending any alleged loss, liability, damages, claim or expense and reasonable counsel fees and disbursements incurred in connection therewith) arising out of or based upon any Disqualifying Conduct by Distributor in connection with the offering and sale of any Shares.

The Registrant may maintain a standard trustees and officers liability policy. The policy, if maintained, would provide coverage to the Registrant, its trustees and officers, and may cover the advisers and their affiliates, among others. Coverage under the policy would include losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

Item 31.	Business and Other Connections of the Investment Advisers.

1.	Crawford Investment Counsel, Inc. (“Crawford”) serves as the investment adviser for the Crawford Large Cap Dividend Fund, the Crawford Small Cap Dividend Fund, and Crawford Multi-Asset Income Fund, each a series of the Trust. John H. Crawford III serves as Founder, Chief Investment Officer and Portfolio Manager of Crawford. Further information about Crawford can be obtained from the Form ADV Part I available on the IAPD.

2.	Dean Investment Associates, LLC (“Dean”), serves as investment adviser to the Dean Funds. Stephen M. Miller serves as President and Chief Operating Officer of Dean, and each of Debra E. Rindler and Pamela Miller are executive officers. Further information about Dean can be obtained from its Form ADV Part I available on the IAPD.

3.	Dean Capital Management, LLC (“DCM”), serves as sub-adviser to the Dean Funds. Douglas Leach, Steven Roth and Kevin Laub serve as portfolio managers and are owners and members of Dean Capital Management, LLC. Further information about DCM can be obtained from its Form ADV Part I available on the IAPD.

4.	Channel Investment Partners LLC (“Channel”) serves as the investment adviser to the Channel Short Duration Income Fund. Mr. Matthew Duch is the sole owner, Managing Member, President, Chief Investment Officer and Chief Compliance Officer of Channel. Further information about Channel can be obtained from the Form ADV Part I available on the IAPD.

5.	Pekin Hardy Strauss, Inc. (“Pekin”) serves as investment adviser to the Appleseed Fund. Brandon Hardy, William Pekin, Adam Strauss, and Joshua Strauss all are executive officers. Further information about Pekin can be obtained from its Form ADV Part I available on the IAPD.

6.	SBAuer Funds, LLC (“SBA”) serves as investment adviser to the Auer Growth Fund. Mr. Ronald Brock is an executive officer of SBA. Mr. Robert Auer and Sheaff Brock Capital Management, LLC are owners of SBA. Mr. David Gilreath and Mr. Ronald Brock are members of Sheaff Brock Investment Advisors, LLC (“Sheaff Brock”). Further information about SBA and Sheaff Brock can be obtained from their respective Forms ADV Part I available on the IAPD.

7.	Fisher Asset Management, LLC d/b/a Fisher Investments, the adviser to the Tactical Multi-Purpose Fund and each of the Fisher Investments Institutional Group Funds, provides investment advisory services for large corporations, pension plans, endowments, foundations, governmental agencies and individuals. To the knowledge of Registrant, none of the directors or officers of Fisher Investments is or has been at any time during the past two fiscal years engaged in any other business, profession, vocation or employment of a substantial nature. Further information about Fisher Asset Management can be obtained from its Form ADV Part I available on the IAPD.

8.	Silk Invest Limited (“Silk Invest”) serves as the adviser to the Silk Invest New Horizons Frontier Fund. Silk Investment Management Ltd. is a majority owner of Silk Invest. Zin El Abidin Bekkali owns a controlling interest in Silk Investment Management Ltd. Mr. Bekkali is also the Chief Executive Officer & Group CIO of Silk Invest. Further information about Silk Invest can be obtained from its Form ADV Part I available on the IAPD.

9.	Standpoint Asset Management, LLC (“Standpoint”) serves as the adviser to the Standpoint Multi-Asset Fund. Standpoint Group, LLC is the majority owner of Standpoint. Eric Crittenden, William Bologna, Courtney Stover, Shawn Serikov, and Matthew Kaplan, who are operators and employees of Standpoint, own Standpoint Group, LLC. Further information about Standpoint can be obtained from its Form ADV Part I available on the IAPD.

10.	Absolute Investment Advisers LLC (“Absolute”) serves as the adviser to the Absolute Select Value ETF. Absolute is owned and controlled by James Compson and Brian Hlidek, who are employees of Absolute. Further information about Absolute can be obtained from its Form ADV Part I available on the IAPD.

11.	St. James Investment Company, LLC (“St. James”) serves as the subadviser to the Absolute Select Value ETF. St. James is owned and controlled by Robert Mark through Sibelius Holdings, LLC of which he is the sole controlling member, and Larry Redell. Further information about St. James can be obtained from its Form ADV Part I available on the IAPD.

12.	Ballast Asset Management, LP (“Ballast”) serves as the adviser to the Ballast Small/Mid Cap ETF. Ballast is owned and controlled by Inverdale Capital Management, LLC, which is owned and controlled by Ryan Martin and William Hardy. Further information about Ballast can be obtained from its Form ADV Part I available on the IAPD.

13.	OneAscent Investment Solutions, LLC (“OAIS”) serves as the adviser to the OneAscent Large Cap Core ETF, the OneAscent Core Plus Bond ETF, the OneAscent International Equity ETF and the OneAscent Emerging Markets ETF. OAIS is owned and controlled by OneAscent Holdings, LLC (“OAH”). Harry N. Pearson is the majority owner of OAH. Further information about OAIS can be obtained from its Form ADV Part I available on the IAPD.

14.	Teachers Advisors, LLC (“TAL”) serves as the subadviser to the OneAscent Core Plus Bond ETF. TAL is owned and controlled by Nuveen Finance, LLC which is a subsidiary of Nuveen, LLC (“Nuveen”). Nuveen is a subsidiary, and represents the asset management division, of Teachers Insurance and Annuity Association of America (“TIAA”). TIAA is the ultimate principal owner of TA. Further information about TAL can be obtained from its Form ADV Part I available on the IAPD.

15.	AlphaTrAI Funds, Inc. (“AlphaTrAI”) serves as the adviser to the NightShares 500 ETF, the NightShares 100 ETF, the NightShares 2000 ETF, the NightShares 500 1x/1.5x ETF, the NightShares 100 1x/1.5x ETF, and the NightShares 500 Covered Call ETF. AlphaTrAI is majority owned by AlphaTrAI Inc. and is governed by a Board of Directors. Further information about AlphaTrAI can be obtained from its Form ADV Part I to be made available on the IAPD.

16.	Exchange Traded Concepts, LLC (“ETC”) serves as the subadviser to the NightShares 500 ETF, the NightShares 100 ETF, the NightShares 2000 ETF, the NightShares 500 1x/1.5x ETF, the NightShares 100 1x/1.5x ETF, and the NightShares 500 Covered Call ETF. ETC is owned and controlled by Cottonwood ETF Holdings, LLC (“Cottonwood”). Richard Hogan is the majority owner of Cottonwood. Further information about ETC can be obtained from its Form ADV Part I available on the IAPD.

Item 32.	Principal Underwriters.

1.	(a)	Ultimus Fund Distributors, LLC is the principal underwriter for some series of the Trust. Ultimus Fund Distributors, LLC serves as a principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:

AlphaMark Investment Trust
Bruce Fund, Inc.
CM Advisors Family of Funds
Caldwell Orkin Funds, Inc.

Cantor Select Portfolios Trust

Cantor Fitzgerald Sustainable Infrastructure Fund
Capitol Series Trust
Centaur Mutual Funds Trust
Chesapeake Investment Trust
Commonwealth International Series Trust
Conestoga Funds

Connors Funds

Cross Shore Discovery Fund
Dynamic Alternatives Fund

Eubel Brady & Suttman Mutual Fund Trust

Fairway Private Equity & Venture Capital Opportunities Fund
Flat Rock Global, LLC

F/m Funds Trust

HC Capital Trust

Hussman Investment Trust

James Advantage Funds

James Alpha Funds Trust

Lind Capital Partners Municipal Credit Income Fund
MSS Series Trust

Oak Associates Funds

One Fund

Papp Investment Trust

Peachtree Alternative Strategies Fund

Peak Income Plus Fund

Rocky Mountain Opportunity Trust

Schwartz Investment Trust
Segall Bryant & Hamill Trust
The Cutler Trust
The Investment House Funds
Williamsburg Investment Trust
Ultimus Managers Trust
Unified Series Trust
Valued Advisers Trust

VELA Funds

Volumetric Fund

Waycross Independent Trust
Yorktown Funds

(b)	The officers of Ultimus Fund Distributors, LLC are as follows:

Name	Position with Distributor	Position with Registrant
Kevin M. Guerette	President	None
Douglas K. Jones	Vice President	None
Stephen L. Preston	Vice President, Chief Compliance Officer, Financial Operations Principal and AML Compliance Officer	AML Officer
Melvin Van Cleave	Chief Information Security Officer	None

The address of the Distributor and each of the above-named persons is 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

(c)	Not applicable.

2.	(a)	Northern Lights Distributors, LLC is the principal underwriter for some series of the Trust. Northern Lights Distributors serves as a principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended: Atlas U.S. Tactical Income Fund, Arrow ETF Trust, Arrow Investments Trust (ETF), Boyar Value Fund Inc., Copeland Trust, Humankind Benefit Corporation, Miller Investment Trust, Mutual Fund and Variable Insurance Trust, Mutual Fund Series Trust, North Country Funds, Northern Lights Fund Trust, Northern Lights Fund Trust II, Northern Lights Fund Trust III, Northern Lights Fund Trust IV, Northern Lights Variable Trust, OCM Mutual Fund, PREDEX, Princeton Private Investment Access Fund, The Saratoga Advantage Trust, THOR Financial Technologies Trust, Tributary Funds, Inc., Two Roads Shared Trust, Ultimus Manager’s Trust (ETF), Capitol Series Trust (ETF), Valued Advisers Trust (ETF), and Unified Series Trust (ETF).

(b)	The officers of Northern Lights Distributors, LLC are as follows:

Name	Position with Distributor	Position with Registrant
Kevin Guerette	President	None
Bill Strait	Secretary, General Counsel, and Manager	None
Stephen Preston	Treasurer, FINOP, CCO and AML Officer	AML Compliance Officer
David James	Manager	None
Melvin Van Cleave	Chief Information Security Officer	None

The address of the Distributor and each of the above-named persons is 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022-3474.

(c)	Not applicable.

Item 33.	Location of Accounts and Records.

Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

Brown Brothers Harriman & Co.

50 Post Office Square

Boston, MA 02110

Will maintain physical possession of the accounts, books, and other documents required to be maintained by Rule 31a-(b)(1), 31a-1(b) (2), and 31a-1(b)(4) through 31a-1(b)(11).

Huntington National Bank

41 South High Street

Columbus, OH 43215

U.S. Bank, National Association

1555 N. Rivercenter Drive

Milwaukee, WI 53212

Brown Brothers Harriman & Co.

50 Post Office Square

Boston, MA 02110

Fifth Third Bank, National Association

38 Fountain Square Plaza

Cincinnati, Ohio 45263

Will maintain physical possession of accounts, books, and other documents required to be maintained by Rule 31(b)(3) for each separate series for which the entity acts as custodian.

Ultimus Fund Distributors, LLC

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

Northern Lights Distributors, LLC

4221 North 203rd Street, Suite 100

Elkhorn, NE 68022

Will maintain physical possession of the accounts, books, and other documents required to be maintained by a principal underwriter under by Rule 31a-1(d) for each separate series for which the entity acts as principal underwriter.

Pekin Hardy Strauss, Inc.

161 N. Clark Street, Suite 2200

Chicago, IL 60601

SBAuer Funds, LLC
8801 River Crossing Blvd., Suite 100
Indianapolis, IN 46240

Crawford Investment Counsel, Inc.
600 Galleria Parkway SE

Suite 1650

Atlanta, GA 30339

Dean Investment Associates, LLC
3500 Pentagon Blvd., Suite 200

Beavercreek, OH 45431

Dean Capital Management, LLC
7400 West 130th Street, Suite 350
Overland Park, KS 66213

Channel Investment Partners LLC

4601 N. Fairfax Drive, Ste. 1200

Arlington, VA 22203

Fisher Asset Management, LLC

5525 NW Fisher Creek Drive

Camas, WA 98607

Silk Invest Limited

30 Churchill Place

E14 5RE

London, United Kingdom

Standpoint Asset Management, LLC

4250 N. Drinkwater Blvd., Suite 300

Scottsdale, AZ 85251

Absolute Investment Advisers LLC

4 North Street, Suite 2

Hingham, MA 02043

St. James Investment Company, LLC

3838 Oak Lawn Avenue, Suite 1414

Dallas, TX 75219

Ballast Asset Management, LP

100 Crescent Court, Suite 1825

Dallas, TX 75201

OneAscent Investment Solutions, LLC

23 Inverness Center Parkway

Birmingham, Alabama 35242

Teachers Advisors, LLC

730 Third Avenue

New York, NY 10017

AlphaTrAI Funds, Inc.

500 Tamal Plaza

Corte Madera, CA 94925

Exchange Traded Concepts, LLC

295 Madison Avenue, 26th Floor

New York, NY 10017

Each adviser (or sub-adviser) will maintain physical possession of the accounts, books and other documents required to be maintained by Rule 31a-1(f) at the address listed above for each separate series of the Trust that the adviser manages.

Item 34.	Management Services - None.

Item 35.	Undertakings

Registrant hereby undertakes, if requested by the holders of at least 10% of the Registrant’s outstanding shares, to call a meeting of shareholders for the purpose of voting upon the question of removal of a trustee(s) and to assist in communications with other shareholders in accordance with Section 16(c) of the Securities Exchange Act of 1934, as though Section 16(c) applied.

Registrant hereby undertakes to furnish each person to whom a prospectus is delivered with a copy of its latest annual report to shareholders, upon request and without charge.

Registrant hereby undertakes to carry out all indemnification provisions of its Declaration of Trust in accordance with Investment Company Act Release No. 11330 (Sept. 4, 1980) and successor releases.

Insofar as indemnifications for liability arising under the Securities Act of 1933, as amended (“1933 Act”), may be permitted to trustees, officers and controlling person of the Registrant pursuant to the provision under Item 30 herein, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Cincinnati and the State of Ohio on February 22, 2023.

UNIFIED SERIES TRUST

By:	/s/ Martin R. Dean**
Martin R. Dean, President

Attest:

By:	/s/ Zachary Richmond*+
Zachary Richmond, Treasurer and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ David R. Carson**	Interested Trustee	February 22, 2023
David R. Carson

/s/ Martin R. Dean**	President	February 22, 2023
Martin R. Dean

/s/ Zachary Richmond*+	Treasurer and CFO	February 22, 2023
Zachary Richmond

/s/ Daniel Condon*	Trustee	February 22, 2023
Daniel Condon

/s/ Ronald Tritschler*	Trustee	February 22, 2023
Ronald Tritschler

/s/ Kenneth Grant*	Trustee	February 22, 2023
Kenneth Grant

/s/ Catharine B. McGauley***	Trustee	February 22, 2023
Catharine B. McGauley

/s/ Freddie Jacobs, Jr.****	Trustee	February 22, 2023
Freddie Jacobs, Jr.

/s/ Elisabeth A. Dahl
Elisabeth A. Dahl, Attorney in Fact

*	Signed pursuant to a Power of Attorney dated May 14, 2018 (+and May 17, 2018) and filed with Registrant’s registration statement on Form N-1A dated July 27, 2018 and incorporated herein by reference.
**	Signed pursuant to a Power of Attorney dated November 16, 2021 and filed with Registrant’s registration statement on Form N-1A dated November 29, 2021 and incorporated herein by reference.
***	Signed pursuant to a Power of Attorney dated October 25, 2022 and filed with Registrant’s registration statement on Form N-1A dated November 18, 2022 and incorporated herein by reference.
****	Signed pursuant to a Power of Attorney dated October 18, 2022 and filed with Registrant’s registration statement on Form N-1A dated November 18, 2022 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description
EX.28.a.2.	Amendment No. 45 to Declaration of Trust
EX.28.h.3.a.	Master Services Agreement between Registrant and Ultimus Fund Solutions, LLC
EX.28.h.3.b.	Amendment to Master Services Agreement between Registrant and Ultimus Fund Solutions, LLC (N-CEN N-PORT)
EX.28.h.3.c.	Amendment to Master Services Agreement between Registrant and Ultimus Fund Solutions, LLC (LRMP)
EX.28.h.3.d.	Amendment to Master Services Agreement between Registrant and Ultimus Fund Solutions, LLC (ETF Accounting)
EX.28.h.3.e.	Amendment to Master Services Agreement between Registrant and Ultimus Fund Solutions, LLC (ETF Administration)
EX.28.h.3.f.	Amendment to Master Services Agreement between Registrant and Ultimus Fund Solutions, LLC (Derivatives)
EX.28.h.8.	Registrant’s Investment Agreement with BondBloxx ETF Trust for NightShares ETFs
EX.28.p.6.	Silk Invest Limited Code of Ethics
EX.28.p.14.	St. James Investment Company, LLC Code of Ethics
EX.28.p.19.	Exchange Traded Concepts, LLC Code of Ethics